September 29, 2016 U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust (File No. 812-14704); Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen,

An exemptive order application (the “Application”) was filed in error on September 28, 2016 for Mutual Fund & Variable Insurance Trust (the “Trust”). I am writing on behalf of the Trust to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please contact Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla

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